January 16, 2007

Mr. Brad Skinner

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Skinner:

This communication is in response to your follow up comment letter dated December 1, 2006, regarding the Annual Report on Form 10-K filed by Intermec, Inc. (we, our, us) for the year ended December 31, 2005, and Form 10-Q for the quarter ended April 2, 2006.

Set forth below are our responses to your comment letter. For your convenience, the number and comment (in italics) before each response correspond to the item numbers and related comments from your comment letter.

FORM 10-K for the period ending December 31, 2005

Notes to Consolidated Financial Statements

Note A: Significant Accounting Policies

Revenue Recognition — Page F-12

1.                           We note your response to prior comment number 2. Based on disclosures within your filed documents and based on information provided on your website, it would appear that your Enterprise Wireless Networks, Mobile Computing Products, and/or RFID Products include software element that may be more than incidental to the related products as a whole. The software included within these products appears to be essential to the functionality of the hardware. It also appears that you separately sell software. In reviewing your website, we noticed the following:

a.               You offer to provide software analysis and design services

b.              You offer to provide detailed software implementation services, which includes software development and customization and software implementation and integration

c.               You offer to provide ongoing customer support services through software maintenance plans and through extended warranty plans for customized software

d.              You offer to provide training and related services

e.               You offer significant license fee discounts when customers upgrade to new base applications — see TPA 5100.50 and .51

Your arrangements appear to include software which is essential to the functionality of the hardware; the software appears to potentially require significant production, modification or customization; you also offer to provide implementation services and to provide specific updates and/or upgrades as well as training. Based on this information, address why you are not following SOP 97-2 in accounting for your multi-element arrangements.

RESPONSE:

In developing our accounting policies, we have considered SOP 97-2, Software Revenue Recognition (“SOP 97-2”), EITF 03-05 Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software (“EITF-03-05”), and SEC Staff Accounting Bulletin No. 104, Revenue Recognition (“SAB 104”), as well as other applicable guidance. For our hardware products, including our mobile computing products, RFID products, and Wireless Networks, the firmware embedded in those devices is not more than incidental, to our hardware products. We follow SOP 97-2 for recognizing revenue on our software products and custom software services.

Hardware Sales

Our products include mobile computing products, RFID products, and/or enterprise wireless networks. Included in mobile computing and RFID products are peripheral devices, printers, scanners, etc. Our mobile computing products, which include handheld computers (“HHC’s”), are provided with basic off the shelf operating systems (Windows CE, Windows Mobile), application peripheral interfaces that allow users to develop custom application programs for the device and embedded firmware built into electronic modules that are not programmable or alterable by the user. Unlike laptop computers or personal data assistants, our HHC’s require application software content provided by the user or a third party and must be integrated with enterprise software or middleware to fully function in the user environment as part of a total solution.

Printers are provided with a function specific operating system to enable configuration and integration into the user’s environment as part of a total solution. Printers must be connected to a host computer with appropriate application software provided by a third party or the user in order to function. Our printers can not be used as a stand alone device and do not contain application programs. Scanners are provided with a function specific operating system but must be connected to a host device such as a reader, computer, or point of sale device to function as part of a total solution. These devices do not contain application programs. We no longer manufacture wireless network products (“WNP’s”). We resell third party WNP’s unaltered. The third party provider does all support and services for these devices. RFID Readers are provided with a function specific operating system to enable configuration and integration into the user’s environment as part of a total solution. The products do not contain application programs.

SOP 97-2 is not applicable to our printers, media, scanners and substantially our entire mobile computing product arrangements as our embedded software included in our hardware is incidental to the product as a whole. Many of our products are sold with proprietary and/or third party embedded software (i.e. firmware). This firmware is necessary for the operation of embedded boards and other components of our products or to communicate with other products. We consider the products that include embedded software to be complete and to require no further customization upon shipment, and we have no further obligation for upgrades/enhancements.

We evaluate and will continue to evaluate our product offerings as they grow and change in the future and will indicate if SOP 97-2 is applicable to our arrangements using the guidance of footnote 2: “Indicators of whether software is incidental to a product as a whole include (but are not limited to) (a) whether the software is a significant focus of the marketing effort or is sold separately, (b) whether the vendor is providing post contract customer support, and (c) whether the vendor incurs significant costs that are within the scope of SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed (“SFAS No. 86”).

Our current array of products has been evaluated using the indicators in SOP 97-2 footnote 2 and the examples in Appendix A. Our products are analogous to the automobile example in Appendix A, which notes that automobile sales are not within the scope of SOP 97-2. As with an automobile, which contains software essential to its functionality, the software is incidental to the product. This conclusion was reached because software is not the focus of the marketing effort and the costs incurred under SFAS 86 are not significant. Furthermore, an automobile has numerous options which can be added such as communication devices, cruise control, sensors, radios, navigation systems, etc. which contains software and add functionality for the customer, but do not represent the core product. Similarly, our HHC products are hardware devices that have numerous options that can be added to the device such as scanners, radios, communication devices, cameras and application software that enable the customer to collect data and run their WMS & ERP systems.

The products contain embedded software to operate and communicate with the third party application software that the customer owns and/or is purchasing. We have concluded that our embedded software is incidental to our hardware based on the following reasons, relative to the corresponding indicators:

a)              Our hardware is the significant focus of our marketing efforts. Our primary mobile computing devices are marketed as rugged enterprise data collection devices and various hardware features are emphasized in our marketing. While we do present add-on software products and services on our website, such items represent elective additions and are emphasized to assure our customers that our products are highly customer configurable and will work with whatever software solution our customers have or purchase through our distributors or value-added resellers (“VAR’s”) in building a complete solution. Please see our most recent product profile for our series 741/751/761 that is our most popular HHC and is an attachment to this letter. Additionally, please refer to our management presentation furnished in our 8K Needham Presentation edoc, on January 12, 2007, which clearly focuses on our hardware products and related attributes and further demonstrates that our marketing focus is on the hardware. This marketing collateral exemplifies our focus on the marketing of our hardware products and not software. Our primary channels are enterprise customers, VAR’s, and distributors. Our separately sold software is approximately 0.5% of our annual revenue and is accounted for under SOP 97-2.

b)             Our post-contract customer support for embedded software products represents approximately 0.05% of our annual revenue and is accounted for as prescribed in SOP 97-2 with the revenue recognized ratably over the life of the contract.

c)              Our costs incurred within the scope of SFAS 86 are insignificant.

We account for our hardware sales under other applicable guidance including SAB 104, and when included as an element in a multiple element arrangement under EITF -00-21. Any software no matter how insignificant is accounted for under SOP 97-2, as discussed below and our service maintenance agreements are recognized ratably over the life of the contract.

Multiple Element Arrangements

When a sale is a multiple element arrangement, that may include hardware, software, and service maintenance agreements we account for the multiple element arrangement under EITF 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), since the software that is sold is incidental to the hardware, and insignificant to the overall transaction. We therefore recognize the hardware revenue at the time of sale, since our products are complete and fully functional, as discussed in EITF 00-21, paragraph 9:

a.               The delivered item(s) has value to the customer on a standalone basis.

b.              There is objective and reliable evidence of the fair value of the undelivered item(s).

c.               If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Software Sales

The aggregate revenue for boxed or custom software, services, analysis, training, design, implementation, customization, and other consulting work represents less than 1% of our total revenue. The discussion below covers the breadth of software sales, followed by software services. These services are elective on the part of the customer as add-ons to the hardware device or arrangement, and not part of our typical sale.

We sell software in a variety of ways: third party boxed software, proprietary boxed software, custom application software, application developer tools, and third party operating systems (e.g., Microsoft Windows CE) and embedded software and firmware in the boards, both of which are included with our hardware. As noted in our first response dated September 22, 2006, we account for our software sales under SOP 97-2.

Boxed Software. Our boxed software products, whether third party or proprietary, are sold as stand alone items and are not included in our hardware products. Our proprietary boxed software products include application developer tools that we sell separately to our customers when providing our hardware products as a part of an overall solution. There is a standard warranty for boxed products, and no further upgrades or enhancements are offered for our proprietary software.

Custom Software. We offer custom designed/developed application software on our website as a consulting service we can provide for customers. Custom application software is billed on a time and materials basis, or at specific milestones. It is developed to meet the requirements outlined in a specific statement of work entered into with the customer. Payment terms (time and materials or milestone payments) are defined in the statement of work. We provide a 90 day warranty for the custom application software. Beyond the warranty period, we offer to develop upgrades, patches, etc. on a time and materials basis for the customer per a defined statement of work.

Third-Party Operating Systems and Embedded Software. While our hardware products are plug-and-play devices that are fully functional upon delivery to users and are ready for integration into the complete solution, they remain only a part of a much larger overall solution that includes application software, ERP systems, middleware, etc., which are supplied by other vendors. Furthermore, our hardware is configured upon delivery in such a way that it is ready to work with whatever application or enterprise software our customers are using. When a customer is purchasing a complete solution, it typically utilizes a third party integrator and/or implements the solution itself.

Revenue Recognition. Upon satisfying SAB 104 and/or EITF 00-21, our revenue recognition criteria for our handheld computing products, the only remaining obligations consist of product warranty obligations, including telephone support. We accrue for warranty costs, including both hardware and software warranty costs. Our warranty obligations are generally 90 days to one year, and we have very few products that carry a 3-year warranty that are point products like scanners that do not incorporate a generic operating system or stand alone software packages. Regarding the impact of remaining obligations on our revenue recognition, we rely upon the following accounting guidance, which is met at the time we recognize revenue:

•                  SOP 97-2, paragraph .31, which states, in part, “In applying the provisions of this paragraph, obligations related to warranties for defective software, including warranties that are routine, short-term, and relatively minor, should be accounted for in conformity with FASB No. 5.”

•                  SOP 97-2, paragraphs .59 through .61, which state, in part, “Post delivery telephone support provided to users by the vendor at no additional charge should be accounted for as PCS, in conformity with this SOP, regardless of whether the support is provided explicitly under the licensing arrangement. Although such telephone support may be offered or available for periods exceeding one year, if the vendor has established a history of providing substantially all the telephone support within one year of the licensing or sale of the software, the PCS may be considered to have a term of one year or less in applying paragraph 59, item (b) of this SOP. Accordingly, revenue allocable to telephone support may be recognized together with the initial licensing fee on delivery of the software if all the conditions in paragraph 59 of this SOP are met.”

•                  SAB 104, Revenue Recognition, in particular section A.1.c. Inconsequential or perfunctory performance obligations.

•                  SFAS No. 5, Accounting for Contingencies.

•                  FTB 90-1, Accounting for Extended Warranties

Software Services

Software services, analysis, training, design, implementation, customization, and other consulting activities can be grouped into consulting work. We do very little of this type of activity and recognize revenue when the work is complete, or at specific milestones. We recognize revenue for these services in accordance with SOP 97-2.

The letters in the section below describing our software services correspond to those in your comment letter:

a.               Software Analysis and Design Services. Our software analysis and design services are billed on a time and materials basis as incurred. Such work is typically performed under a separate statement of work (“SOW”) with clearly defined obligations (payment, performance, warranty, support, etc.), and is not typically a component to a multiple element arrangement.

b.               Software Implementation Services. Our software implementation services are not a material component of our business, and are billed as time and materials. This is usually done against a separate statement of work with clearly defined obligations (payment, performance, warranty, support, etc.), and not as a component of multiple element arrangement. If it is tied to a multiple element arrangement than revenue is recognized when the services are completed and there are no undelivered elements that are essential to the functionality of the delivered elements.

c.               Maintenance Agreements. For our maintenance agreements we recognize the revenue ratably over the life of the agreement. We recognize revenue on handheld products upon delivery to the customer. We offer hardware maintenance agreements that provide post-customer contract support (“PCS”) to our customers and recognize the revenue ratably over the life of the contract. Descriptions of our software maintenance plans and other maintenance services are included below.

•                  Base Software Maintenance Plan. The Base Software Maintenance program is available for all of our current base applications (i-gistics, ArciTech). Through this software maintenance plan we provide on-going support for base applications, ensuring that the customer remains current with the latest application software updates.

•                  Software Maintenance Plan & Extended Warranty for Customized Software. We provide on-going support for custom applications through an optional Software Maintenance Plan and Extended Warranty. This plan provides warranty coverage beyond the standard 90-day term.

•                  Maintenance of Proprietary Software. As discussed above, we offer some application software programs (base applications) that we have developed for which we also offer software maintenance contracts. If we customize these base application programs, we record the revenue on a time and materials basis or in accordance with a defined SOW with progress payments. We will then offer maintenance on those customized applications as described above. The revenue on these software contracts is realized over the period of the contract.

•                  Website Software Updates. The software updates that are available on our website, which are available to existing handheld device customers for download, consist of 1) pass-through software from third-parties, 2) bug fixes and 3) insignificant modifications that we believe do not constitute upgrades or enhancements as those terms are defined in the glossary of SOP 97-2, which states, “An improvement to an existing product that is intended to extend the life or improve significantly the marketability of the original product through added functionality, enhanced performance, or both. The terms upgrade and enhancement are used interchangeably to describe improvements to software products; however, in different segments of the software industry, those terms may connote different levels of packaging or improvements.”

Pass-through software consists of third-party software and updates. This may relate to either updates to the third party software that was initially provided with the original hardware device or other third-party software that companies wish to make available to our customers. Since these products and updates are available free of charge and without obligation to our customers directly from the third-party vendor, no separate revenue accounting is required for these items at the time the handheld device is sold.

Most of the updates posted on our website represent bug fixes. The bug fixes are intended to resolve issues that have been identified based on analysis of customer support calls and warranty matters. These bug fixes are posted to our support website to correct situations that reduce the effectiveness of our HHC’s to operate as represented in our marketing literature, customer user guide or other published technical publications or specifications. By making the changes requested by our VAR’s and releasing them on the website we are able to more efficiently make changes that weren’t available for our firmware and application software embedded in our HHC’s at the time of shipment. In addition, we receive input from our VAR’s regarding bug fixes they recommend for our HHC’s. These bug fixes are properly accounted for as a warranty obligation as described in paragraph .31 of SOP 97-2, which states, in part: “obligations related to warranties for defective software, including warranties that are routine, short-term, and relatively minor, and are accounted for in conformity with FTB 90-1, “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts” (“FTB 90-1”). We believe this conclusion is also supported by TPA 5100.43 cited below.

The posting of bug fixes to our website is an important part of our overall warranty program and that the related accounting is consistent with the guidance contained in paragraph ..31 of SOP 97-2 and TPA 5100.43. As noted previously, some of the bug fixes have been to help customers comply with their technical specifications. In order to encourage customers to download these maintenance releases, we promote the benefits of these maintenance releases in a positive manner. In addition, we encourage users to download the maintenance releases posted to our support website in order to reduce our warranty costs.

d.              Training and Related Services. Our training and related services are available on a time and materials basis or at applicable milestones.

e.             License Fee Discounts. Our base applications (i-gistics, ArciTech) are the only software that offers a significant license fee discount on upgrades. These products are sold with a maintenance plan that includes upgrades to the latest version for all covered applications, including all corrections, minor changes, and major enhancements, at 50% off the license fee if upgrading to a new base application, with available annual renewals of the Software Maintenance Agreement. This software is no longer being developed and no longer being upgraded. Sales of this software in the current year totaled < $10,000.

2.                           Tell us more about the warranties provided within your arrangements, including the nature of the services you are obligated to perform under the various warranties and the length of the warranty periods.Do you separately sell this element? Also, clarify the period in which maintenance is performed under the original license arrangement and whether you have established renewal rates for maintenance beyond the initial period. Is the maintenance you perform under software maintenance revenue the same as your obligation in the initial warranty period?

RESPONSE:

Basic Warranties. For hardware,we warrant the product to be free from defects in material and workmanship under normal use and service. Our obligation under this warranty is limited to correcting the defect in the product or any part thereof which is defective in material or workmanship and which within one (1) year from the date of shipment to the buyer.For software, we warrant that software will function in accordance with the user manual or written specifications provided with the software for 90 days from date of shipment. If an item of software does not function as warranted, we will, without charge, correct the software, the user manual or the written specification.  We do not separately sell an extended warranty. Our warranties are accounted for in accordance with SFAS 5.

Maintenance Plans. We have described our maintenance plans above under our response to Comment 1c. As indicated, these maintenance plans do not represent the same obligation as provided under our basic warranties. The maintenance plans extend and expand warranty coverage beyond our basic warranties.

Revenue Recognition. Our warranty policy was established based on the guidance in FTB 90-1. The revenue for the service maintenance agreements is accreted over the length of the agreement. While the original warranty is not extendable, a service maintenance agreement offering enhanced services is typically purchased for 1 to 3 years. A service maintenance agreement can be purchased at the time of product sale or added later. Service maintenance agreements offer significantly better coverage than our standard warranty. The warranty covers only defects in material and workmanship, not failures in the normal course of operation, mis-use, or wear and tear. Service maintenance agreements cover all sources of failure, including abuse in some cases.

FORM 10-Q for the Quarter Ended April 2, 2006

3.                           We note your classification of intellectual property settlement proceeds as revenues and related costs as costs of revenues in fiscal periods 2002, 2003, 2004 and in the interim period of fiscal 2006. For each of the individual intellectual property settlements during these periods, describe to us the nature and terms of each of the provision within these settlements. Based on the nature and provisions of the settlement, you should address what authoritative literature you are following in accounting for the settlement proceeds and the related costs. Provide us with a breakdown of the related costs recorded with each of the settlements. Further, address the appropriateness of the time periods in which each of the settlement revenues and related costs were recorded.

RESPONSE: As discussed with the staff in a phone conversation on January 5, 2007, we understand that the years included in the SEC’s comment letter should have read, in fiscal periods 2003, 2004, 2005 and in the interim period of fiscal 2006 to correspond to our 2005 10-K and our first quarter, 2006, 10-Q.

Description of the Smart Battery Patents

In the fiscal years ended 2003, 2004, and in the interim first quarter of fiscal 2006, we settled patent infringement lawsuits with five laptop manufacturers that involved nine of the patents in the group of patents specifically related to our smart battery management technology (the “Smart Battery Portfolio”).  Five of these patents expired in 2002, one expired in 2004, two expired in 2006, and one will expire in early 2008.

We acquired the Smart Battery Portfolio in connection with our 1997 acquisition of Norand. The first-filed patent and the cornerstone of the Smart Battery Portfolio is U.S. Patent No. 4,455,523 (the “‘523 Patent”), which was filed on June 7, 1982, issued on June 19, 1984, and expired on June 7, 2002. The remaining patents of the Smart Battery Portfolio are legally related to the ‘523 Patent either directly or indirectly under 35 U.S.C § 120, which governs continuation and continuation-in-part patent applications.

The basic claimed invention of the ‘523 Patent” is a portable battery powered system which monitors and stores battery parameters and then communicates this information to the microprocessor of the portable device. This invention constitutes the foundational innovation of the Portfolio.  Collectively, the remaining patents of the Portfolio claim refinements, optimizations, configurations, applications, and incremental improvements of the inventions claimed in the ‘523 Patent.

In our view, freedom to practice under the ‘523 Patent is and was always required in order to freely practice the inventions of the remaining patents in the portfolio. Once such freedom was obtained, either by license under or expiration of the ‘523 Patent, then as a practical matter the value of the Smart Battery Portfolio was largely exhausted.

Since the ‘523 Patent was the cornerstone or foundational patent for the Smart Battery Portfolio, the bulk of revenue generation is attributable to that Patent. While there could be some value in patents expiring after 2002, we believe that the highest and best use of the Smart Battery Portfolio expired with the expiration of the ‘523 patent, and that value of the remaining patents  as stand alone assets is immaterial. All R&D for these patents ceased in 1995, and, after we acquired them in 1997 all of our activities were related primarily to legal activities.

Background and Analysis of Agreements

After we acquired the Smart Battery Portfolio in 1997, management determined that the laptop computer industry was using the inventions claimed in the Portfolio and initiated attempts to enter into royalty agreements with industry participants. Since the laptop manufacturers would not willingly entering into royalty agreements with us, we began systematically filing infringement lawsuits against the key manufacturers.

The laptop manufacturers typically agreed to enter into settlement agreements as the patent infringement lawsuits were at the court house steps. From 2003 through 2006, we entered into settlement agreements totaling approximately $61 million of revenue with five laptop producers. The five settlement agreements were reflected in our periodic reports to the SEC as follows:

P & L presentation	FY 2003	FY 2004	FY 2005	Q1 2006
Settlement	1,2,3	4		5
Revenue	$18,668	$19,650	N/A	$23,000

Cost of Revenues	(6,174)	(4,031)		(6,462)

Each of the agreements contained a similar “when-and-if-available” clause describing the patents subject to the agreement as “any patent, present or future, issued in the United States or any foreign country, that is based upon, arises out of, or claims priority in whole or in part to the subject matter disclosed in the Smart Battery Portfolio and certain other related patents, including without limitation any pending application, continuation, continuations in part, reissues, or reexamination patents regardless of whether said patent was or was not the subject of the litigation.

Each of the settlement agreements also includes the following provisions:

•                  Our grant to the other party of a perpetual, royalty-free, non-exclusive, worldwide license for such other party’s products under the Smart Battery Portfolio;

•                  The mutual dismissal of claims made in the litigation;

•                  The mutual release of any patent infringement claims covering the period before the effective date of the settlement agreement;

•                  Under certain of the settlement agreements, a mutual covenant not to sue with respect to patent infringement claims arising as a result of sales by the parties of third-party products that infringed the other party’s patent rights.

•                  In partial consideration for the dismissal of claims, the releases, the licenses, and the covenants granted herein, the defendant agreed to pay a named sum. The Parties agree that said sum is a compromise in settlement of a dispute, not a reasonable royalty, was not calculated based on an actual or implicit royalty that would have been paid at the time the acts that Intermec alleges to constitute infringement began and under Rule 408 of the Federal Rules of Evidence should not be admitted into evidence as evidence of a reasonable royalty.

Since the agreements included perpetual licenses, from an accounting standpoint, we treated these settlements as royalty revenue. In conformity with GAAP, we concluded that revenue related to the fixed and determinable fees for past, present and future rights of the Smart Battery Portfolio was appropriately recognized upon execution of the settlement agreement as collectibility was not reasonably assured until the settlement was reached as prescribed under SAB 104. We were not continuing to invest our research and development efforts in smart battery technology, and the passage of time has demonstrated that we have not acquired significant continuation, continuations in part, reissues, or reexamination of the Smart Battery Portfolio subsequent to the agreements.

Accordingly, we concluded that our “when-and-if-available” clause involved an inconsequential obligation on our part as the licensor. If the only remaining obligation on the part of the licensor is inconsequential, the licensor still can conclude that it has substantially completed or fulfilled the terms specified in the arrangement. In accordance with SAB Topic 13A3c, question 1, “if the only remaining obligation on the part of the licensor is inconsequential, the licensor still can conclude that it has met the delivery or performance criterion necessary to recognize revenue.”

Classification as Revenue

Based on the nature and the provisions of the settlements, as noted above, we accounted for settlement proceeds as royalty revenue and the related costs under Statement of Financial Accounting Concepts No. 5, “Recognition and Measurement in Financial Statements of Business Enterprises (as amended) (“CON 5”) and SAB 104.

Paragraph 83 of CON 5 states that “recognition of revenues and gains involves consideration of two factors (a) being realized or realizable and (b) being earned.” Revenues and gains are realized when “products, merchandise or other assets are exchanged for cash or claims to cash.” In accordance with this Statement, revenue was realized when products using our patented inventions were sold by third parties. Revenue was not recognized, however, as we did not have an agreement with those third parties to receive payment for their use of our patented inventions. Revenues in the nature of royalty payments were paid when we reached settlements with those third parties. Accordingly, we did not record royalty revenue prior to each settlement, consistent with Statement of Financial Accounting Standard No. 5, “Accounting for Contingencies (as amended)” (“SFAS 5”).

Under CON 5, revenues are not recognized until earned. Under paragraph 83, an entity’s revenue earning activities involve “delivering or producing goods, rendering services or other activities that constitute its ongoing major or central operations and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.” We earned the revenue from our Smart Battery Portfolio when the products employing our patented inventions were sold by third parties. For the lawsuits settled in the fiscal periods 2003, 2004, and in the interim period of fiscal 2006, the products using our patented inventions were produced and sold by third parties between 1996 and 2001. As the foundational patent included in the Smart

Battery Portfolio had expired by 2002, when we reached the settlements in 2003, 2004, and 2005, the entire amount of the royalty revenue was recognized as revenue when collectibility was assured.

The related legal costs were paid under a contingent fee arrangement, and therefore, recorded as costs of revenues when settlement revenues were recognized. We recorded the cost of revenues in accordance with CON 5, paragraph 86 (a): “Some expenses, such as cost of goods sold, are matched with revenues — they are recognized upon recognition of revenues that result directly and jointly from the same transactions or other events as the expenses.”

*******

We are responsible for the adequacy and accuracy of the disclosure in the filing. We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We further understand that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or have any additional questions or comments concerning this letter, please contact me at (425) 265-2499.

Sincerely,

/S/ Fredric B. Anderson

Fredric B. Anderson
Vice President and Controller
(Principal Accounting Officer)

Product Profile

•                                          Rugged, ergonomic design for full-day use

•                                          Highly configurable and upgradeable, allowing up to 3 integrated wireless communication options in the same device

•                                          Part of a proven and comprehensive solution set including mobile printers, centralized system and device management products, peripherals, and accessories

•                                          Combines the power and speed of the Intel® XScale™ processor and the Microsoft® Windows Mobile for Pocket PC operating system

•                                          Available with either integrated imaging or laser scanning technologies

•                                          Large, transflective color display provides crisp, vivid screen for high contrast both indoors and out

•                                          Numeric and full alphanumeric keypad options

741B/751B/761B COLOR

MOBILE COMPUTER

Rugged Enterprise Mobility

Whether on the road, in the field, or on the factory floor, mobile workers demand rugged, reliable tools to do their jobs. Bringing updated technologies to the front-line worker, the Intermec® models 741, 751 and 761 mobile computers build on the proven, unprecedented success of the 700 Color Series. Designed from the ground up for use in harsh environments, the 700 device can withstand multiple 6-ft. (1.5 m) drops to concrete and is sealed against rain and dust. The ergonomic case design is sculpted and balanced, maximizing user comfort during longterm use. Radio and scanner options are integrated, not add-ons, which means they are tested to the same ruggedness standards, and don’t compromise the environmental or  functional characteristics of the unit.

Scaleable, Comprehensive Package

In addition to the large, brilliant color display, Intel® XScale™ processor, and Microsoft® Windows Mobile® for Pocket PC, the 700 Series’ customer configurable design allows the integration of up to three radios (WLAN, WWAN, Bluetooth) in a single device. On-board wired Ethernet is standard on the 700 Series, and unlike many competitive devices, true Ethernet speeds are maintained. In addition, the built-in Flash ROM folder allows permanent storage of applications, drivers and start-up files on non-volatile flash memory. In addition, Intermec’s ReadiCareSM Deployment Services provide WWAN activation, provisioning and logistics control so that the 700 Series customer is up and productive “right out of the box”.

Data Collection

Offering both laser and imaging scanning options, Intermec’s imaging technologies further enable device capabilities by enabling: omni-directional decoding—eliminating the need to line up the scan beam perpendicular to the bars ; image capture allowing for the storage of black and white photographs and signatures for applications such as proof of delivery, market surveys and field inspections; as well as decoding standard linear 1D, 2D matrix, stacked and composite barcodes.

Cross Functional Deployments

Whether your application is standalone, client-server, browser-based, or terminal emulation, the 700 Color is the right tool for the job. It’s comprehensive feature set allows for a single device to provide cross functional capabilities. Your day’s start-up activates can begin on-premise, utilizing wireless LAN access points for cross docking or load planning applications and move off-premise to the delivery vehicle, utilizing wireless wide-area voice and data services, all the while using Bluetooth compatible networking to print. Whatever your communication requirements, the 700 Color has you covered.

ACCESSORIES

Complete Systems That Work

The 700 Color is part of a suite of fully-integrated system components, including a wide selection of peripherals and accessories. Intermec systems are designed to meet the needs of the business enterprise. Applications and communication software products are available to address business process automation needs—including software to remotely configure and manage devices from a central location. The Intermec 700 Color can help businesses worldwide improve their operations, increase mobile worker efficiency, and build a better bottom line.

Portable Receipt Printers

•                                          Rugged design built for field environment

•                                          2” and 4” paper options

•                                          Lightweight, belt-clip mounting for hands-free mobility

•                                          Bluetooth compatible wireless printing, IrDA and RS-232 serial communications

•                                          Rechargeable customer replaceable, Lithium-Ion battery provides ample power for all-day printing

•                                          Wireless IrDA interface to mobile computer

Physical Characteristics for models PB40 and PB41:

Dimensions:

167mm L x 172mm W x 66mm D

6.56in L x 6.8in W x 2.6in D

Weight: 932 gms (32.9 oz) with batteries and paper)

Physical Characteristics for models PB20 and 681T:

Dimensions:

144mm Lx 112mm W x 616mm D

5.65in L x 4.39in W x 2.40in D

Weight: 393g (13.85 oz) without paper; 418g (14.72 oz) with paper

Workboards

•                                          One-piece design holds 700 series securely while providing 2” or 4” printer receipts

•                                          Lightweight, rugged and weather resistant

•                                          Self powered with Lithium-Ion battery to support all day printing need

•                                          Supports user downloadable character sets

•                                          4 Mbits of flash memory

•                                          Power saving sleep mode

Physical Characteristics for model 782T:

Dimensions:

290mm L x 213mm W x 67mm H

11.42in L x 8.40in W x 2.63in H

Weight: 815.4g (28.76oz) without paper; the weight with paper is 29.63 oz. 840 gms or 30.48 oz

Physical Characteristics for model PW40:

Dimensions:

21 cm L x 35.25 cm W x 6.7 cm H

8.24 in L x 13.9 in W x 2.62 in H

Weight: 1.13 kg (2.51 lbs.) without paper; 1.39kg (3.07 lbs.) with paper

Vehicle Dock and Cradle

(shown with stand)

•                                          Provides a secure place to store the 700 Series mobile computer in a vehicle or fork truck

•                                          Full access to touch screen and all keys while in dock

•                                          One-handed insertion and removal

•                                          Two RS-232 ports for connectivity via DB-9 connector to printers and other serial devices, including long range scanners

•                                          Option for DC power jack to support charging of the mobile computer

Physical Characteristics:

Dimensions:

159mm L x 111mm W x 58mm D

6.25in L x 6.25in x 2.3in D

Weight: 284g (10oz)

Vehicle Dock and Cradle

•                                          Ideal for home and small depot environments

•                                          Charges the 700 Series mobile computer

•                                          Supports RS-232 serial port with DB-9 connector, Active Sync cable and printers; Ethernet 10Base-T LAN; or USB host.

Physical Characteristics:

Dimensions:

114mm L x 133mm W x 64 mm

4.5in L x 5.25in W x 2.5in D

Weight: 1181g (2.6lb)

Multi-unit Depot Dock

•                                          Holds four Intermec 700 Series mobile computers for charging and communications

•                                          Full access to touch screens and all keys while in dock

•                                          Ethernet 10/100 Base-T LAN connectivity with integrated switch or charge only option

•                                          Can be mounted on a countertop or wall

Physical Characteristics:

Dimensions:

114mm L x531mm W x 61mm D

4.5in L x 20.9in W x 2.4in D

Weight: 1658g (3.65lb)

Scan Handle

•                                          Attaches to 700 Series without extra tools; designed for easy insertion and removal

•                                          Handle option to allow for docking with handle attached.

•                                          Ergonomically designed handle and trigger mechanism allows for fatigue-free use

•                                          700 is positioned horizontally for convenient access to display and keypad

•                                          Access to the 700 Series battery compartment allows the user to change the battery pack without removing the handle

Physical Characteristics (with 700 installed):

Size: 3.7” x 7.5” x 1.7” (94x191x43mm)

plus 2.0” x 4.6” x 1.1” (51x117x28mm)

volume at base of the handle for the handle grip (handle and handheld overall dimensions)

Weight: 624g (22oz)

Adapter Modules

The 700 Series adaptation of snap-on modules accessories easily enables applications requiring support for longrange scanning; mag stripe reading (MSR) and dial-up modem capabilities.

Mag Stripe Reader*

•                                          Reads cards up to .055 inches (1.4 mm) thick

•                                          Supports ANSI, ISO, AAMVA, CA DMV and User Configurable Generic Formats

•                                          Snap on retainment features for temporary attachment

•                                          Thumb screws for semi-permanent attachment

•                                          Ability to charge unit via cable or dock while adapter is attached.

•                                          Battery accessible with module attached

Dimensions:

3.55in W x 3.25in L x 1.45in D

*The Mag Stripe Reader is NOT RoHS certified.

3.3 Volt to 5 Volt Scanner Adapter

•                                          3.3 Volt to 5 Volt Boost converter with DB9M RS-232 interface

•                                          Snap on retainment features for temporary attachment

•                                          Attachable with thumb screws for semi-permanent attachment

•                                          Battery accessible with module attached

Dimensions:

3.52 in W x 2.63in L x 1.39in D

Snap-On Modem

•                                          Supports V.90 for download speeds upto 56 Kbps

•                                          LED’s to indicate connection status

•                                          Connects to a standard RJ-11 phone jack

•                                          Battery accessible with module attached

•                                          Ability to charge unit via cable while adapter is attached.

Dimensions:

3.55in W x 3.45in L x 1.45in D

Accessories

The Intermec 700 series support a full line of accessory items including: holsters, carry cases, multi-pack external battery charger, power and data cables, compact flash and secure digital cards.

741B/751B/761B

COLOR MOBILE COMPUTER

Physical Characteristics

Length: 191 mm (7.53 in.)

Width: 90 mm (3.5 in.)

Height: 50 mm (1.97 in.)

Weight: 483-568 grams (17-20 oz) depending on options

Environmental

Operating Temp:

-20° to +60°C (-4° to +140°F)

Storage Temp:

-20° to +60°C (-4° to +140°F)

Relative Humidity:

5% to 95% (non-condensing)

Rain and Dust Resistance:

IP64 compliant

Drop Spec: 6 ft., (1.8 meter) MIL-STD 810F

Power

Battery Type: Lithium-Ion, 7.2 Volt, (2 x 2400 mAh cells), customer replaceable

Battery Capacity: 17.3 Watt-hours

Battery Life: 9-12 hours, application dependent

Recharging Time: 4 hours

Operating System

Microsoft® Windows® for Pocket PC

Microprocessor

Intel® XScale™ Processor, 400 MHz

Memory and Storage

RAM Memory: 64 MB (128 MB optional)

Flash ROM: 64 MB; includes ROM folder for application storage

Internal Slots

•                  Secure Digital (SD)

•                  CompactFlash (CF) Type II

Display

Transflective, 240x320 pixels, 3.8 in. (97 mm) diagonal, 256 K colors

Standard Communications

RS232

IrDA 1.1 (115 kbps)

10/100 Base-T Ethernet

USB Client

Integrated Radio Options

LAN: 802.11b/g (Wi-Fi certified)

WAN: GSM/GPRS/EDGE, CDMA/1xRTT

Bluetooth™

Modem

•                  Optional v.90 modem snaps on to 700 Color

•                  v.92 docking options

Integrated Scanner Options

•                  Area imager

•                  Linear imager

•                  Standard Range laser

Keypad Options

•                  Numeric

•                  Full alphanumeric

Cisco Compatible

Version 1

Version 2

ReadiCareSM Activation and Provisioning Services

WWAN Carrier Provisioning

WWAN Carrier Activation

Software Configuration

Tagging

Operational Testing

Packing, Storage & Staging

For additional details, go to:

http://www.intermec.com/

WWANActivationandProvisioning

Regulatory Approvals

FCC Part 15 Class B

UL Listing

CE Mark

CB Report

Hazardous Location Certified (741 & 751 models only)

UL Listing (United States and Canada)Division 2, Class I, Groups A, B, C, D

ATEX Directive (741 & 751 models only)

Zone 2, IICEEx nL IIC T6

UL 3’ Drop Specifications

IP40 Compliant

Operating Temp: -10° to +40°C (+14° to +104°F)

* Bluetooth is a trademark owned by Bluetooth SIG, Inc., USA.

Microsoft, Windows, the Windows logo, Windows Media, Outlook, and ActiveSync are registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries.

Intel® and XScale™ are trademarks of Intel Corporation.

North America

Corporate Headquarters

6001 36th Avenue West

Everett, Washington 98203

tel: 425.348.2600

fax: 425.355.9551

550 2nd Street S.E.

Cedar Rapids, Iowa 52401

tel: 319.369.3100

fax: 319.369.3453

Media Supplies

9290 Le Saint Drive

Fairfield, Ohio 45014

tel: 513.874.5882

fax: 513.874.8487

Canada

7065 Tranmere Drive

Mississauga, Ontario

L5S 1M2 Canada

tel: 905.673.9333

fax: 905.673.3974

Europe/Middle East & Africa

Headquarters

Reading International Business Park

Basingstoke Road

Reading RG2 6DD

United Kingdom

tel: 44.118.923.0800

fax: 44.118.923.0801

Asia

Asia Regional Office

26-16 International Plaza

10 Anson Road

Singapore 079903

tel: 65.6324.8391

fax: 65.6324.8393

Beijing Representative Office

29 FL, Unit A1, China Merchant Tower

118 Jian Guo Road

Chaoyang District, Beijing 100022

Tel: 86.10.5165.5922

Fax: 86.10.6567.6778

Australia

Level 4, 1-3 Atchison Street

St. Leonards, NSW 2065

Australia

tel: 61.2.9330.4400

fax: 61.2.9437.0204

South America & Mexico

Intermec South America Ltda.

Rua Samuel Morse 120 9 andar

Brooklin CEP04576-060

São Paulo, SP

Brazil

tel: 55.11.5502.6770

Intermec Technologies de Mexico

Av Tamaulipas #141, Primer Piso

Col. Hipodromo Condesa

Mexico, DF, 06140 Mexico

tel: 525.55.241.4800

fax: 525.55.211.8121

Internet

www.intermec.com

Sales

800.934.3163

(toll free in N.A.)

tel: 425.348.2726

OEM Sales

tel: 425.348.2762

Customer Service and Support

800.755.5505

(toll free in N.A.)

tel: 425.356.1799

Copyright © 2005 Intermec Technologies Corporation. All rights reserved. Intermec is a registered trademark of Intermec Technologies Corporation. All other trademarks are the property of their respective owners. Printed in the U.S.A. 611587-01E 06/06

In a continuing effort to improve our products, Intermec Technologies Corporation reserves the right to change specifications and features without prior notice.